

Hayden Miyamoto · 3rd

Co-founder at Kingmakers

Toronto, Ontario, Canada · 500+ connections · **Contact info**

 **Kingmakers**

Experience



Co-founder

Kingmakers

Nov 2018 – Present · 1 yr 6 mos

Kingmakers is an elite investment fund and accelerator for small business buyers. We partner with a number of individuals each year that want to work together to acquire a $1mm – $5mm+ business that has been sourced and vetted by our team.

Co-founder and Chairman

WiredInvestors

Jan 2016 – Present · 4 yrs 4 mos

Wired Investors is private M&A firm focused on ultra small cap digital assets. We identify, acquire, and manage these businesses, aiming to double their profit within 12 months.



Welcome to Wired Investors - Wired...

Investor and Advisor

BlockBliss

Nov 2017 – Present · 2 yrs 6 mos

Mexico City Area, Mexico

BlockBliss is a solidity and blockchain development firm focused on end to end solutions for corporations, governments and non-profits.

Founder and Chairman

NoHatDigital

Jun 2015 – Present · 4 yrs 11 mos

Valle de Bravo, Mexico

NoHatDigital is an incubator and eco-system for talent.

We create month-long remote internships to identify talent, and fly 3-4 of the best performers down to an incubator in Valle de Bravo Mexico, where we host a co-living, co-working space. Th ...see mor

Investor and Advisor

Fundary

Sep 2017 – Dec 2018 · 1 yr 4 mos

Mexico City Area, Mexico

Fundary is a p2p lending platform with a focus on issuing product financing to the customers of Mexican small businesses.

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Education

Ursula Franklin Academy





